BresaGen

04035864

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 27 July 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

RECEIVED
2004 JUL 30 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released through the Australian Stock Exchange on 21 July, 2004 –

1. Director Resignation

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

dlo 7/30

If there are any problems with this transmission, call 08 8234 2660

FERRIER HODGSON

ADELAIDE

Level 6 81 Flinders Street
Adelaide SA 5000 Australia
GPO Box 2558 Adelaide SA 5001

phone +61 8 8235 7655
fax +61 8 8232 4487

email fhadelaide@sa.fh.com.au
www.ferrierhodgson.com

DX 350 Adelaide

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affiliated through
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20 July 2004

Australian Stock Exchange Ltd
Level 19
Santos House
91 King William Street
ADELAIDE SA 5000

Attention Mr Justin Nelson

E-mail justin.nelson@asx.com.au

Dear Sir

BresaGen Limited (Subject to Deed of Company Arrangement)
ACN 007 988 767 ("BresaGen")

Pursuant to ASX listing rule 3.16 we advise that on 20 May 2004 John Richard Smeaton ceased to hold the office of Director of the Company. Please amend your records accordingly.

Please contact David Kidman of this office should you have any queries.

Yours faithfully
BresaGen Limited (Subject to Deed of Company Arrangement)

BJ Carter & MD Lewis
Deed Administrators

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